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CUSIP No. 92839Y109                               Page 1 of 5 Pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                 VistaCare, Inc.
                                -----------------
                                (Name of Issuer)


                                  Common Stock
                           --------------------------
                         (Title of Class of Securities)


                                    92839Y109
                                    ---------
                                 (CUSIP Number)

                    Direct any Notices and Communications to:
                    ----------------------------------------
                              George J. Mazin, Esq.
                                   Dechert LLP
                              30 Rockefeller Plaza
                               New York, NY 10112

                                   May 9, 2006
                                   -----------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



                                Page 1 of 5 Pages

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CUSIP No. 92839Y109                               Page 2 of 5 Pages
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
        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  PHILIP TIMON

        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     Not Applicable
           2
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------
                  SOURCE OF FUNDS
           4
                  WC
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  UNITED STATES OF AMERICA
        --------- ------------------------------------------------------------------------------------------------------
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
           NUMBER OF SHARES               3,180,303*
            BENEFICIALLY
              OWNED BY          --------- ------------------------------------------------------------------------------
           EACH REPORTING                 SHARED VOTING POWER
               PERSON               8
                WITH                      0
                                --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                          3,180,303*
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          0
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    3,180,303*
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                    [ ]
                    ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    19.40%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    IN
        ----------- ----------------------------------------------------------------------------------------------------

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CUSIP No. 92839Y109                               Page 3 of 5 Pages
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*        Endowment Capital,  L.P., and Long Drive, L.P., each a Delaware limited partnership (collectively, the "Limited Partnerships"), own in the aggregate 3,180,303 shares of the common stock, no par value per share (the "Shares") of VistaCare, Inc., a Washington corporation (the "Company"). Endowment Capital Group, LLC, a Delaware limited liability
         company,   is  the  sole  general   partner  of  each  of  the  Limited
         Partnerships. Mr. Philip Timon is the sole managing member of Endowment Capital Group, LLC. As a result, Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships. Thus, as of May 9, 2006, for the purposes of Reg. Section 240.13d-3, Mr. Timon is deemed to beneficially own 3,180,303 Shares, or approximately 19.40% of the Shares deemed issued and outstanding as of that date. Mr. Timon's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.


ITEM 1.  Security and Issuer

                (a).     Name of Issuer:  VISTACARE, INC.

                (b).     Address of Issuer's Principal Executive Offices:

                         4800 N. Scottsdale Avenue
                         Scottsdale, AZ  85251

                (c).     Title of Class of Securities:  Common Stock

                (d).     CUSIP Number:  92839Y109


ITEM 2.  Identity and Background

         This Statement is being filed by Mr. Philip Timon, whose business address is 1105 North Market Street, 15th Floor, Wilmington, DE 19801, who serves as the managing member of Endowment Capital Group, LLC, which is the sole general partner of the Limited Partnerships, and in such capacity is principally responsible for the management of the affairs of the Limited Partnerships. The Limited Partnerships are each engaged in the investment in personal property of all kinds including but not limited to capital stock, depository receipts, investment companies, subscriptions, warrants, bonds, notes, debentures, options and other securities and instruments of various kind and nature. Mr. Timon has never been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Timon is a United States citizen.

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CUSIP No. 92839Y109                               Page 4 of 5 Pages
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ITEM 3.  Source and Amount of Funds or Other Consideration.

         The Limited Partnerships have invested an aggregate amount of $50,899,133.13 (exclusive of brokerage commissions) in the Shares of the Company reported hereunder. The sources of the funds used to purchase the Shares of the Company held by the Limited Partnerships are the working capital of the Limited Partnerships.


ITEM 4.  Purpose of Transaction.

         The Limited Partnerships acquired and continue to hold the Shares as a long-term investment. Mr. Timon utilizes a fundamental, research-driven process to identify companies as being fundamentally undervalued and possessing the potential for significant capital appreciation. In implementing this process, Mr. Timon identified the Company as an entity satisfying his rigorous investment criteria.

         Mr. Timon reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company's board of directors, senior management decisions and extraordinary business transactions.

         In addition to the actions set forth above, Mr. Timon may engage in any of the actions specified in Item 4(b) through (j) to the Schedule 13D general instructions. Except as set forth above, Mr. Timon has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4(b) through (j) of Schedule 13D.


ITEM 5.  Interest in Securities of the Issuer.

         Based upon the information set forth in the Company's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on May 9, 2006, there were 16,397,064 Shares issued and outstanding as of May 3, 2006. As of May 9, 2006, the Limited Partnerships own in the aggregate 3,180,303 Shares. Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships. Thus, as of May 9, 2006, for purposes of Reg. Section 240.13d-3, Mr. Timon is deemed to beneficially own 3,180,303 Shares, or approximately 19.40% of the Shares deemed issued and outstanding as of that date.

         Mr. Timon's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

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CUSIP No. 92839Y109                               Page 5 of 5 Pages
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         The  following  table  details the  transactions  during the sixty days prior to May 11, 2006 in Shares, or securities convertible into, exercisable or exchangeable for Shares, by Mr. Timon or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):


                                [no transaction]

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              PHILIP TIMON

Date:  May 11, 2006           By /S/ Philip Timon
                              Philip  Timon,  in his capacity  as sole  managing
                              member of  Endowment  Capital Group, LLC, the sole
                              general partner of Endowment  Capital,  L.P. and
                              Long Drive, L.P.